Trilogy, Inc.

6011 West Courtyard Dr., Suite 300

Austin, Texas 78730

May 19, 2006

Via EDGAR and Facsimile (202) 942-9528

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Artemis International Solutions Corporation

Schedule 13E-3
File No. 5-58881
Filed on April 13, 2006

Ladies and Gentlemen:

As requested in the letter dated May 12, 2006 containing comments from the staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing, Trilogy, Inc., Trilogy Capital Holdings Corporation, RCN Acquisition, Inc. and Joseph A. Liemandt (collectively, the “Trilogy Filing Persons”) hereby acknowledge the following:

(1)                the Trilogy Filing Persons are responsible for the adequacy and accuracy of the disclosure in the above referenced Schedule 13E-3 filing and any amendments thereto;

(2)                comments from the Commission staff or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                the Trilogy Filing Persons may not assert Commission staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRILOGY, INC.		TRILOGY CAPITAL HOLDINGS CORPORATION

By:	/s/ Joseph A. Liemandt	By:	/s/ Joseph A. Liemandt
	Joseph A. Liemandt		Joseph A. Liemandt
	Chairman of the Board, Chief Executive Officer and President		Chief Executive Officer and President

RCN ACQUISITION, INC.

By:	/s/ Joseph A. Liemandt	/s/ Joseph A. Liemandt
	Joseph A. Liemandt		JOSEPH A. LIEMANDT
Chief Executive Officer and President